Questions

and

Answers

About Our Conversion and Stock Offering

F

This pamphlet answers questions about our conversion and stock offering.

ABOUT THE PLAN OF CONVERSION

The board of directors of Lebanon Mutual Insurance Company (“Lebanon Mutual”) adopted a Plan of Conversion from Mutual to Stock Organization (the “Plan”), whereby Lebanon Mutual will convert from a mutual (meaning no stockholders) property and casualty insurance company to a stock insurance company. In connection with the conversion, LMI Holdings, Inc., a corporation formed by Lebanon Mutual, is conducting an initial public offering of up to 1,380,000 shares of common stock at $10.00 per share. Upon completion of the conversion and related stock offering, Lebanon Mutual will change its name to Lebanon Insurance Company, all of Lebanon Mutual’s common stock will be acquired by LMI Holdings, Inc., and LMI Holdings, Inc. will be owned by those Lebanon Mutual policyholders and other persons who purchase stock in connection with the conversion.

The Plan has received approval from the Pennsylvania Insurance Department, subject to approval of the Plan by Lebanon Mutual’s Eligible Policyholders (defined below).

THE BOARD OF DIRECTORS URGES ELIGIBLE POLICYHOLDERS TO VOTE “FOR” THE PLAN. PLEASE PROMPTLY VOTE, SIGN AND MAIL YOUR PROXY CARD(S).

Q.	Why is Lebanon Mutual converting to the stock corporate form?
A.	The change in corporate structure will provide Lebanon Mutual with strategic flexibility. We believe the conversion will help us by:

• providing increased capital that will position us to grow as an independent company and achieve our operational goals or seek an affiliation, if it is in the best interests of the organization.
• improving our attractiveness as an acquisition partner, however, we have not recently sought an acquisition partner, and we have no immediate plans to do so.
• providing the opportunity for our policyholders, directors, officers, and employees to acquire stock in LMI Holdings, Inc., which will be a publicly traded corporation.

Q.	Will the conversion affect my insurance coverage with Lebanon Mutual?
A.	No. The insurance coverage under any Lebanon Mutual policy that you own will not be affected by the conversion.

Q.	Will any policy that I hold with Lebanon Mutual be converted to stock?
A.	No. All policies will remain as they were prior to the conversion. Eligible Policyholders have a right to subscribe for shares of common stock during the Subscription Offering. These rights to purchase stock cannot be transferred.

ABOUT THE STOCK OFFERING AND PURCHASING SHARES

Investment in our common stock involves certain risks. For a discussion of certain of such risks and other factors, you are urged to read the accompanying Prospectus.

Q.	How many shares are being offered and at what price?
A.	In the stock offering, LMI Holdings, Inc. is offering up to 1,380,000 shares of common stock for sale at $10.00 per share. All shares will be sold at the same price, and no sales commission will be charged to purchasers in the stock offering. Our employee stock ownership plan (“ESOP”) will purchase 10% of the total number of shares sold in the offering, and Griffin MTS Partnership has the right to purchase at least 50,000 shares. The maximum number of shares sold may be increased to 1,588,889 to accommodate the ESOP and Griffin MTS Partnership orders. The business of Griffin MTS Partnership is described in the Prospectus.

Q.	Who is eligible to purchase stock in the Offering?
A.	Pursuant to our Plan, non-transferable rights to purchase shares of common stock in a Subscription Offering have been granted in the following order of priority:

Priority #1 – Each named insured under an issued and in force Lebanon Mutual insurance policy as of the close of business on December 19, 2007 (“Eligible Policyholder”).
Priority #2 – The Lebanon Mutual employee stock ownership plan.

Priority #3 – Directors, officers and employees of Lebanon Mutual.
Priority #4 – Griffin MTS Partnership may purchase up to 50,000 shares.

Common stock that is not sold in the Subscription Offering is expected to be offered to members of the public in a Community Offering at $10.00 per share. Unlike the Subscription Offering, there are no rights to purchase common stock in the Community Offering. We have the right to accept or reject any order received in the Community Offering. However, preference may be given to the following before orders are accepted from the general public: Griffin MTS Partnership; natural persons and the trusts of natural persons residing in Berks, Dauphin, Lancaster and Lebanon Counties, Pennsylvania; licensed insurance agencies and brokers that have been appointed by or otherwise are under contract with Lebanon Mutual to market and distribute policies of insurance; and named insureds under policies of insurance issued by Lebanon Mutual after December 19, 2007.

In the event that orders are received for more shares than are available for sale in the stock offering, shares will be allocated as described in the Prospectus.

Q.	How can I buy shares during the Offering?
A.	Shares may be purchased by completing a Stock Order Form and returning it, with full payment, so that it is received (not postmarked) by 12:00 noon, Eastern Time, on , 2008, unless extended as described in the Prospectus. Delivery of a Stock Order Form may be made in one of the following ways: (1) by mail, using the Order Reply Envelope provided, (2) by overnight delivery to the Stock Information Center address noted on the Stock Order Form, or (3) by hand-delivery to the Stock Information Center.

Q.	How many shares of common stock can I purchase?
A.	The minimum purchase is 25 shares ($250). The maximum allowable purchase for any person or entity, together with associates, affiliates or persons acting in concert with such person or entity, is 50,000 shares ($500,000). Please review the section in the prospectus entitled “The Conversion – Limitations on Purchases of Common Stock” for more information regarding purchase limitations.

Q.	How can I pay for the shares?
A.	Payment for shares can be remitted by personal check, bank check or money order in U.S. Dollars, payable to “Christiana Bank, escrow agent”. These will be cashed upon receipt. Cash, wire transfers and third party checks will not be accepted.

Q.	What is the deadline for purchasing shares in the Subscription and Community Offerings?
A.	An executed Stock Order Form, with full payment, must be received by us, using an accepted method of delivery as described above, by no later than 12:00 noon, Eastern Time, on , 2008, unless extended as described in the Prospectus.

Q.	Is it possible that I will not receive any or all of the shares I ordered?
A.	Yes. If we receive orders in the offering for more shares than we have available to sell, we will allocate shares as described in the Prospectus. If we are unable to fill your order, in whole or in part, you will receive a refund check.

Q.	Will payments for common stock earn interest?
A.	No. Payments that you submit will not earn interest.

Q.	May I change my mind after I place an order to subscribe for stock?
A.	No. After receipt, your order cannot be modified or withdrawn unless the offering is extended beyond , 2008 or the offering range is amended to below 1,020,000 shares or above 1,380,000 shares.

Q.	I am eligible to subscribe for shares of common stock in the Subscription Offering but am not interested in purchasing. May I allow someone else to use my Stock Order Form to take advantage of my Subscription Offering priority?
A.	No. Subscription rights are non-transferable! To preserve subscription rights, the shares may only be registered in the name(s) of Eligible Policyholder(s). Subscribers may not add the names of persons who are not named insureds on their eligible policy. On occasion, unscrupulous people attempt to persuade Eligible Policyholders to transfer subscription rights, or to purchase shares in the offering based on an understanding that the shares will be subsequently transferred to others. Participation in such schemes is against the law and may subject involved parties to prosecution. If you become aware of any such activities, we ask that you notify us promptly so that we can take the necessary steps to protect subscription rights.

Q.	Will my common stock be insured?
A.	No. Like all stock, the common stock cannot be insured or guaranteed by any government agency, nor will it be insured or guaranteed by Lebanon Mutual or LMI Holdings, Inc.

Q.	Will dividends be paid on the stock?
A.	We currently do not intend to pay dividends to shareholders of LMI Holdings, Inc. Our dividend policy will depend upon our financial condition, results of operations and future prospects. In addition, the Pennsylvania Insurance Department has stipulated that, during the three-year period immediately following the conversion, the payment of any dividends from LMI Holdings, Inc. to its shareholders will require the prior approval of the Pennsylvania Insurance Department.

Q.	How will LMI Holdings, Inc. shares trade?
A.	Upon completion of the conversion, LMI Holdings, Inc. expects the stock to be traded on the NASDAQ Capital Market under the symbol “LMIH.” Once the shares have begun trading, you may contact a firm offering investment services in order to buy or sell LMI Holdings, Inc. shares in the future. Upon completion of the conversion, stock certificates will be mailed to purchasers in the stock offering. Shareholders may not be able to sell their shares of common stock until their stock certificate is delivered to them, even though the common stock will have begun trading.

Q.	Are officers and directors planning to purchase stock?
A.	Yes! Our executive officers and directors, together with their affiliates and associates, plan to purchase approximately 25,500 shares of common stock in the conversion.

ABOUT VOTING

Please refer to the Proxy Statement, which was sent to all Eligible Policyholders.

Q.	Who is eligible to vote on the Plan?
A.	Each Eligible Policyholder under an issued and in force Lebanon Mutual insurance policy as of the close of business on December 19, 2007.

Q.	Am I required to vote?
A.	No. Eligible Policyholders are not required to vote. However, because the conversion will produce a fundamental change in Lebanon Mutual’s corporate structure, your vote is important. We ask that you vote and promptly mail your signed Proxy Card using the enclosed Proxy Reply Envelope.

Q.	Why did I receive several packages?
A.	If you have more than one policy, you may have received more than one mailing depending on the title of your policies. Please vote, sign and return all Proxy Cards that you received. None are duplicates.

Q.	Does a vote “FOR” the Plan require me to buy common stock of LMI Holdings, Inc.?
A.	No. Voting does not obligate you to buy shares of common stock of LMI Holdings, Inc. during the offering.

WHERE TO GET MORE INFORMATION

Q.  How can I get more information?
A.  A Stock Information Center has been established at our offices at 137 West Penn Avenue, Cleona, Pennsylvania 17042. You may visit the Stock Information Center or call us, toll free, at 1 (800) 401-8636 extension 102 from 10:00 a.m. to 4:00 p.m., Eastern Time, Monday through Friday. The Stock Information Center is not open on weekends. For questions about voting or about the Plan of Conversion, contact            at Lebanon Mutual at 1 (800) 932-0363, extension           , between the hours of       a.m. and       p.m. Eastern Time.

This brochure is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not insured and are not guaranteed by LMI Holdings, Inc., Lebanon Mutual or by the Federal or any state government or agency.